                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT RULD 13D-2(a)
                              (AMENDMENT NO._____)

                         Horizon Group Properties, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    44041U102
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                                 (CUSIP Number)

     Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                      Cleveland, Ohio 44114, 216-736-7204
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 19, 2001
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                   PAGE 1 OF 8

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                                  SCHEDULE 13D
CUSIP NO. 44041U102                                           PAGE 2 OF 8 PAGES


---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           TURKEY VULTURE FUND XIII, LTD.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [  ]
                                                                       (b)  [  ]

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    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           WC, OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)
                                                                           [  ]


---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           OHIO
---------- ---------------------------------------------------------------------
              NUMBER OF                  7     SOLE VOTING POWER

               SHARES                          156,400
                                      ------- ----------------------------------
            BENEFICIALLY                 8     SHARED VOTING POWER

              OWNED BY                ------- ----------------------------------
                                         9     SOLE DISPOSITIVE POWER
                EACH
                                               156,400
              REPORTING               ------- ----------------------------------
                                        10     SHARED DISPOSITIVE POWER
               PERSON

                WITH
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           156,400
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [  ]

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.4%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           OO
---------- ---------------------------------------------------------------------


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CUSIP NO. 44041U102

This original Statement on Schedule 13D is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company, for the purpose of reporting acquisitions of shares of common stock, par value $0.01 per share, of Horizon Group Properties, Inc., a Maryland corporation.

Item 1.  Security and Issuer.
         -------------------

         This Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Shares"), of Horizon Group Properties, Inc., a Maryland corporation ("HGP"), which has its principal executive offices at 77 West Wacker Drive, Suite 4200, Chicago, Illinois 60601.

Item 2.  Identity and Background.
         -----------------------

     (a) This Schedule 13D is filed by Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting acquisitions of Shares of HGP. Richard M. Osborne is the sole manager of the Fund.

     (b) The address of the Fund, and the business address of Mr. Osborne, is 8500 Station Street, Suite 113, Mentor, Ohio 44060.

     (c) The principal business of the Fund is to acquire, hold, sell or otherwise invest in all types of securities and other instruments. Mr. Osborne's principal occupation is President and Chairman of the Board of OsAir, Inc., a property developer and manufacturer of industrial gases for pipeline delivery. OsAir, Inc. is located at 8500 Station Street, Suite 113, Mentor, Ohio 44060.

     (d) Negative with respect to the Fund and Mr. Osborne.

     (e) Negative with respect to the Fund and Mr. Osborne.

     (f) The Fund is a limited liability company organized under the laws of the State of Ohio. Mr. Osborne is a citizen of the United States of America.

Item 3.       Source and Amount of Funds or Other Consideration.
              -------------------------------------------------

       The Shares reported herein as having been acquired by the Fund were acquired for the aggregate purchase price of approximately $469,755 (excluding commissions) with a combination of working capital of the Fund and margin debt from First Union Securities, Inc. ("First Union").

       Interest on the First Union margin debt is computed at a select rate above the rate banks charge securities brokers ("brokers call money rate") and is subject to change, without notice, if the brokers call money rate changes. To the extent permitted by law, First Union has a lien on certain of the Shares reported herein as having been acquired by the Fund. A copy of the agreements setting forth the terms of the Fund's First Union margin debt is attached hereto as Exhibit 7.1.


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CUSIP NO. 44041U102

Item 4.       Purpose of Transaction.
              ----------------------

       The Fund purchased the Shares to acquire a minority interest in HGP for the purpose of investment. Depending on market conditions, developments with respect to HGP's business and other factors, the Fund reserves the right to dispose of or acquire additional Shares.

       Pursuant to the instructions for items (a) through (j) of Item 4 of
Schedule 13D, neither the Fund nor Mr. Osborne presently has plans or proposals that relate to or would result in any of the following:

       (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving HGP;

       (ii)   the sale or transfer of a material amount of assets of HGP;

       (iii)  a change in the present board of directors or management of HGP;

       (iv) a material change in the present capitalization or dividend policy of HGP;

       (v)    a material change in the business or corporate structure of HGP;

       (vi) a change to the Articles of Incorporation or Bylaws of HGP or an impediment to the acquisition of control of HGP by any person;

       (vii)  the delisting from The Nasdaq Stock Market of the Shares;

       (viii) a class of equity securities of HGP becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

       (ix)   any action similar to any of those enumerated in (i) through
(viii) above.

       Mr. Osborne and the Fund reserve the right to modify their plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, they may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in Item 4 of
Schedule 13D.

Item 5.       Interest in Securities of the Issuer.
              ------------------------------------

     (a) According to the most recently available filing with the Securities and Exchange Commission by HGP, there are 2,870,194 Shares outstanding.




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CUSIP NO. 44041U102

       The Fund beneficially owns 156,400 Shares, or approximately 5.4% of the outstanding Shares. As sole Manager of the Fund, Mr. Osborne may be deemed to beneficially own all Shares held by the Fund.

       (b) Mr. Osborne, as sole Manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Fund.

       (c) During the past 60 days, the Fund purchased 65,600 Shares in open market transactions as set forth below:


                                                            Approximate Per
                                        Number of             Share Price
                      Date                Shares        (Excluding Commissions)
                      ----                ------        -----------------------
                    5/18/01              25,000                  $2.75
                    5/21/01               3,000                  $2.70
                    5/24/01                 100                  $2.30
                    5/25/01               4,500                  $2.50
                    5/25/01                 600                  $2.31
                     6/1/01               6,000                  $2.40
                     6/7/01                 200                  $2.40
                    6/11/01               3,300                  $2.40
                    6/13/01               3,300                  $2.35
                    6/19/01              10,000                  $2.40
                    7/10/01                 600                  $2.40
                    7/10/01               3,000                  $2.50
                    7/10/01               2,500                  $2.55
                    7/11/01               3,500                  $2.45


       (d) Not Applicable.

       (e) Not Applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships With
               -------------------------------------------------------------
               Respect to Securities of the Issuer.
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CUSIP NO. 44041U102

       Not Applicable.

Item 7.        Material to be Filed as Exhibits.
               --------------------------------

       Exhibit 7.1 General Account Agreement Letter to Kemper Securities, Inc. (predecessor-in-interest to First Union) from Turkey Vulture Fund XIII, Ltd.









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CUSIP NO. 44041U102



       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 17, 2001               TURKEY VULTURE FUND XIII, LTD.


                                            By:   /s/ Richard M. Osborne
                                               ---------------------------------
                                                 Richard M. Osborne, Manager










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CUSIP NO. 44041U102



                                  Exhibit Index


      Exhibit 7.1 General Account Agreement Letter to Kemper Securities, Inc. (predecessor-in-interest to First Union) from Turkey Vulture Fund XIII, Ltd.









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